SUNOCO LP

SUNOCO FINANCE CORP.

8111 Westchester Drive, Suite 400

Dallas, Texas 75225

September 28, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sunoco LP Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above-referenced registration statement (the “Registration Statement”) filed by Sunoco LP, a Delaware limited partnership (the “Partnership”), and Sunoco Finance Corp., a Delaware corporation (“Finance Corp.” and, together with the Partnership, the “Issuers”) relating to the proposed offers (the “Exchange Offers”) by the Issuers to exchange up to $1,000,000,000 aggregate principal amount of the Issuers’ 4.875% Senior Notes due 2023 (the “2023 Exchange Notes”), up to $800,000,000 aggregate principal amount of the Issuers’ 5.500% Senior Notes due 2026 (the “2026 Exchange Notes”) and up to $400,000,000 aggregate principal amount of the Issuers’ 5.875% Senior Notes due 2028 (the “2028 Exchange Notes” and, together with the 2023 Exchange Notes and the 2026 Exchange Notes, the “Exchange Notes”) for (1) up to $1,000,000,000 aggregate principal amount of the Issuers’ outstanding 4.875% Senior Notes due 2023 (the “2023 Private Notes”), (2) up to $800,000,000 aggregate principal amount of the Issuers’ outstanding 5.500% Senior Notes due 2026 (the “2026 Private Notes”) and (3) up to $400,000,000 aggregate principal amount of the Issuers’ outstanding 5.875% Senior Notes due 2028 (the “2028 Private Notes” and, together with the 2023 Private Notes and the 2026 Private Notes, the “Private Notes”), I am writing to advise you supplementally that:

(i)

the Issuers are registering the Exchange Offers in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and Morgan Stanley & Co. Inc. (available June 5, 1991);

(ii)	the Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Issuers’

U.S. Securities and Exchange Commission

September 28, 2018

information and belief, each person participating in the Exchange Offers is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offers;

(iii)	the Issuers will make each person participating in the Exchange Offers aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that:

(A)

any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and

(B)

any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(iv)

the Issuers acknowledge that any secondary resale transaction, as described in clause (iii)(A) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(v)

the Issuers will include in the letter of transmittal to be executed by each tendering noteholder that elects to participate in the Exchange Offers a representation from such tendering noteholder to the Issuers that:

(A)

the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Private Notes or interests therein (“Beneficial Owner(s)”) in connection with the Exchange Offers are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),

(B)	the holder and each Beneficial Owner are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

(C)

the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is participating in the Exchange Offers for the purpose of distributing the Exchange Notes must

U.S. Securities and Exchange Commission

September 28, 2018

comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

(D)

the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (v)(C) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange for the Private Notes or interests therein originally acquired by such holder directly from the Issuers should be covered by an effective registration statement containing the selling noteholder information required by Item 507 or Item 508, as applicable, of Regulation S-K,

(E)	neither the holder nor any Beneficial Owner(s) is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Issuers or any of their subsidiaries, and

(F)

in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offers, the Private Notes tendered in the Exchange Offers were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(vi)	the Issuers will commence the Exchange Offers when the Registration Statement is declared effective by the Securities and Exchange Commission;

(vii)

the Exchange Offers will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offers for whom the Issuers will keep the registration statement effective for up to one year, will not require the Issuers to maintain an “evergreen” registration statement; and

(viii)	the Exchange Offers will be conducted by the Issuers in compliance with the Exchange Act, and any applicable rules and regulations thereunder.

If you have any questions or comments, please contact Kevin M. Richardson of Latham & Watkins LLP at (713) 546-7415.

Sincerely yours,

Sunoco LP

By	Sunoco GP LLC, its general partner

By:	/s/ Thomas R. Miller
	Name:	Thomas R. Miller
	Title:	Chief Financial Officer

Sunoco Finance Corp.

By:	/s/ Thomas R. Miller
	Name:	Thomas R. Miller
	Title:	Chief Financial Officer

Signature Page to Exxon Capital Letter